Buenos Aires, July 1st, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on March 11th, 12th, 13th, 16th, 17th, 18th, 19th, 20th and 25th and April 13th, 15th, 17th, 20th, 21st, 22nd , 23rd, 24th, 27th and 30th, May 4th, 5th, 6th and 7th and June 18th, 19th, 22nd, 23rd, 24th, 25th and  30th, 2020, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 9th, 2020, as informed to the market on the Relevant Event dated on that same day.

To this regard the Company has acquired, on the date hereof, 65,438 ADRs (each representative of 25 ordinary shares of the Company), respectively, in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
07-01-20	65,438	10.875320	711,659	IBK

Finally, the Company communicates that with the purchase informed hereby, the plan approved by the Board of Directors on its meeting held on March 9th, 2020 is completed and therefore considered finished.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations